WOLVERINE TUBE, INC.
A World-Class Quality Partner
200 Clinton Ave. Suite 1000, Huntsville Al. 35801 Telephone • 256-890-0470

August 3, 2009

Ms. Melinda Hooker
Staff Accountant
Mail Stop 4631
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

RE:	Form 8-K Item 4.01 filed July 27, 2009
SEC File No. 1-12164

Dear Ms. Hooker:

Following is our response to your comment letter dated July 30, 2009 relative to our Form 8-K as noted above:

1.  We note your disclosure that you have provided KPMG with a copy of the disclosures included in your 8-K and you have requested that they furnish a letter addressed to the SEC stating whether or not they agree with such statements.  Please amend your filing to include this Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your Form 8-K.

Response:  The KPMG response letter was included with Form 8-K/A (Amendment No. 1) filed on July 30, 2009.

2.  We note that the decision to retain Crowe as your independent registered public accounting firm was made by your Audit Committee on an undisclosed date.  Please amend your filings to include the date which this decision was made.

Response:  The decision date was also included with the Form 8-K/A (Amendment No. 1) filed on July 30, 2009.

3.  We note that the last periodic filing that you filed was your Form 10-K/A for the fiscal year ended December 31, 2008.  We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-K and Form 10-Q.  We note that a Form 12b-25 was filed to indicate that your Form 10-Q for the period ended March 31, 2009 would be filed late.  Please tell us when you plan to file your delinquent periodic report.

Response:  We will be filing our first quarter Form 10-Q for the period ended April 5, 2009 just prior to filing our second quarter Form 10-Q for the period ended July 5, 2009 which is due on August 19, 2009.  We delayed filing our first quarter Form 10-Q due to the delay in our filing our Form 10-K

WOLVERINE TUBE, INC.

Ms. Melinda Hooker
August 3, 2009	Page 2

for the year ended December 31, 2008 which was delayed due to our pending Exchange Offer which was consummated on April 28, 2009.  The first quarter Form 10-Q has been further delayed due to the change in independent registered public accounting firms.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David A. Owen

David A. Owen
Sr. VP, CFO and Secretary